January 31, 2012

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:       Comment Letter dated December 22, 2011

            Braskem S.A.

            Form 20-F for Fiscal Year Ended December 31, 2010

            Filed June 10, 2011

            File No. 1-14862

Dear Mr. Cash:

By letter dated December 22, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 10, 2011 (the “2010 Form 20-F”) by Braskem S.A. (the “Company”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.  All page numbers refer to the 2010 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2010

15. Intangible Assets, page F-70

1.         We note your response to our prior comment one in which you state that discrete financial information is available at a lower level for your Polyolefins operating segment, the Polyethylene and Polypropylene Cash Generating Units level.  We also note your determination that these Cash Generating Units are not operating segments in accordance with paragraph 5 of IFRS 8.  However, given your response, please further explain to us how and why you determined that goodwill does not need to be allocated and tested at the Cash Generating Unit level (a level lower than your current Polyolefins level).  Reference paragraphs 6, 68 and 80 of IAS 36.

Although some discrete financial information is available at the Polyethylene and Polypropylene Cash Generating Units level, it is important to mention that part of the industrial plants that comprise these CGUs were acquired in a business combination which resulted in goodwill based on the plants future profitability. Prior to this transaction, the main raw-material feedstock consumed by the acquired units was already supplied by Braskem, which was ultimately one of the main drivers of this acquisition and led to the significant synergy gains derived from this transaction. Accordingly, it was Management’s understanding that the benefits  from the synergy of the aforementioned business combination should be associated with all acquired units, and that the goodwill should be monitored at the level of the correspondent group of assets, consistent with IAS 36.80 and IAS 36.81:

80. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated shall:

            (a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and

            (b) not be larger than an operating segment determined in accordance with IFRS 8 Operating Segments.

 81. Goodwill recognised in a business combination is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognised. Goodwill does not generate cash flows independently of other assets or groups of assets, and often contributes to the cash flows of multiple cash-generating units. Goodwill sometimes cannot be allocated on a non-arbitrary basis to individual cash-generating units, but only to groups of cash-generating units. As a result, the lowest level within the entity at which the goodwill is monitored for internal management purposes sometimes comprises a number of cash-generating units to which the goodwill relates, but to which it cannot be allocated. References in paragraphs 83-99 and Appendix C to a cash-generating unit to which goodwill is allocated should be read as references also to a group of cash-generating units to which goodwill is allocated.

27. Earnings per Share (EPS), page F-116

2.         We note your responses to our prior comments three and four.  We note that IAS 33.6 states that ordinary shares have the “same rights to receive dividends.”  In addition, we note that IAS 33 A13(b) refers to ordinary shares with different dividend rates from other classes of ordinary shares but “without prior or senior rights.”  It appears to us that the Class A and B preferred shares have priority dividends that are prior and senior to common rights.  Therefore, it is unclear to us how you concluded that these shares are ordinary shares.

We reassessed our previous response and noted that reference should have been made to paragraph A13 (a) and not A13 (b) of IAS 33. It is Management’s understanding that our Class A shares are participating securities that fully meet the definition in paragraph A13 (a) as follows:

A13. The equity of some entities includes:

(a)                           instruments that participate in dividends with ordinary shares according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).

In accordance with article 9 (c) of our bylaws, Class A shares are entitled to participate in dividends, which are calculated based on the undistributed earnings after the minimum dividends  have been paid. These are calculated according to the predetermined formula of 1:1, and there are no upper limits for this participation. Refer to the section of our bylaws that

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the voting shares of 6% (six per cent) of their unit value, as defined in item “h” below, the class “A” preferred shares will have equal claim with the voting shares to the distribution of the remaining income.

We revised our EPS calculation to comply with paragraph A14 of IAS 33, which is transcribed below:

“A14 For the purpose of calculating diluted earnings per share, conversion is assumed for those instruments described in paragraph A13 that are convertible into ordinary shares if the effect is dilutive. For those instruments that are not convertible into a class of ordinary shares, profit or loss for the period is allocated to the different classes of shares and participating equity instruments in accordance with their dividend rights or other rights to participate in undistributed earnings. To calculate basic and diluted earnings per share:

(a) profit or loss attributable to ordinary equity holders of the parent entity is adjusted (a profit reduced and a loss increased) by the amount of dividends declared in the period for each class of shares and by the contractual amount of dividends (or interest on participating bonds) that must be paid for the period (for example, unpaid cumulative dividends).

(b) the remaining profit or loss is allocated to ordinary shares and participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

(c) the total amount of profit or loss allocated to each class of equity instrument is divided by the number of outstanding instruments to which the earnings are allocated to determine the earnings per share for the instrument.

The Company does not believe that the differences between the EPS calculation below and the EPS originally reported are  material. Accordingly, we will file the revised calculation in our 2011 20-F filing.

Braskem S.A.
	December 31, 2010		December 31, 2009
	Basic	Diluted	Basic	Diluted

Net income for the year	1.895.309	1.895.309	398.491	398.491

Distribution of priority dividend (a):
Attributable to Class A preferred shareholders	209.824	209.824	205.013	205.013
Attributable to potential conversion to Class A preferred shareholders (in the ration of 2 Class B preferred shares to each Class A preferred share)		179		188
Attributable to Class B preferred shareholders	358		375
	210.182	210.003	205.389	205.201

Dividends to common share of 6% of its unit value (b)	272.411	272.411	114.872	114.872

Remaining surplus (c):
Attributable to common shareholders	738.859	738.646	28.947	28.999
Attributable to Class A preferred shareholders	673.857	673.662	49.284	49.373
Attributable to potential conversion to Class A preferred shareholders (in the ration of 2 Class B preferred shares to each Class A preferred share)		586		45
	1.412.716	1.412.895	78.230	78.418
Reconciliation of the adjusted net income (numerator):
Attributable to common shareholders	1.011.270	1.011.057	143.819	143.871
Attributable to Class A preferred shareholders	883.680	883.486	254.297	254.387
Attributable to potential conversion to Class A preferred shareholders (in the ration of 2 Class B preferred shares to each Class A preferred share)		765		233
	1.894.951	1.895.309	398.116	398.491
Weighted average of number shares (denominator):
Common shares	374.037.573	374.037.573	190.462.446	190.462.446
Classe A preferred shares	341.130.775	341.130.775	324.273.452	324.273.452
Potential conversion to Class A preferred shareholders (in the ration of 2 Class B preferred shares to each Class A preferred share)		296.909		296.909
	715.168.348	715.465.257	514.735.898	515.032.807
Earnings per share (in R$):
Common shares	2,7037	2,7031	0,7551	0,7554
Classe A preferred shares	2,5904	2,5899	0,7842	0,7845

3.         It appears to us that information in your response letter is not consistent with disclosures in note 26(b) on page F-113.  Please confirm to us, and clarify in future filings, that dividends on your preferred shares are “non-cumulative.”

We confirm that in accordance with article 9 (a) of our Bylaws, dividends on our preferred shares are “non-cumulative”. We will revise our disclosure in Note 26 (b) in our future filings to read as follows:

“Preferred shares carry no voting rights but they have priority over common shares in the annual payment of a non-cumulative dividend of 6% of their unit value, according to net income available for distribution.”

Exhibits

4.         Please confirm supplementally that you have disclosed the material provisions of your naphtha and propylene agreements with Petrobras.  We note that you will file the naphtha agreements as exhibits to your next annual report.

The Company confirms that its disclosure in its 2010 Form 20-F includes the material provisions of its naphtha and propylene agreements with Petrobras.

* * *

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments.  Should you have any additional questions or concerns, please contact Joel Benedito Junior at +55-11-3576-9734, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Joel Benedito Junior

Name: Joel Benedito Junior

Title: Accountant

Braskem S.A.

cc:       Tricia Armelin

            Anne McConnell

                        Securities and Exchange Commission